Exhibit 99
	For Release:	February 13, 2020
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com
NEWS

ALLETE, Inc. reports 2019 earnings of $3.59 per share; initiates 2020 earnings guidance; will construct significant new clean energy projects in 2020

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported 2019 earnings of $3.59 per share on net income of $185.6 million and operating revenue of $1.2 billion. Reported results from 2018 were $3.38 per share on net income of $174.1 million and operating revenue of $1.5 billion.

Net income in 2019 includes a gain on the sale of U.S. Water Services of $0.26 per share, of which $0.04 per share was recognized in the fourth quarter of 2019 for the favorable settlement of a U.S. Water Services patent infringement case, offset by $0.02 per share of U.S. Water Services operating results prior to sale. Earnings in 2018 included $0.30 per share, in total, from the gain on ALLETE Clean Energy’s sale of a wind energy facility of $0.20 per share, contributions from U.S. Water Services operating results, and change in fair value of the contingent consideration liability.

“We completed many strategic initiatives in 2019 that position ALLETE for additional success in a clean energy landscape,” said President and Chief Executive Officer Bethany Owen. “2020 will be another year of large scale renewable energy projects that will benefit our customers and the environment while creating value for our shareholders. In 2019 ALLETE made approximately $500 million dollars in renewable energy investments, and we plan to invest over $450 million again in 2020.”

“ALLETE is well positioned to thrive as all facets of an increasingly clean energy future unfold,” stated Executive Chairman Al Hodnik. “In addition to our team delivering 2019 on plan financial results, the Board recently raised the dividend for the 10th year in a row. I have every confidence that Bethany’s strong values based leadership, her proven ability to position while executing and her laser focus on talent development will assure ALLETE’s momentum continues as a new decade dawns.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power (SWL&P) and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $154.4 million, compared to $131.0 million in 2018. Earnings reflect higher net income at Minnesota Power primarily due to lower operating and maintenance and property tax expense, increased cost recovery rider revenue, higher transmission margins and higher fuel adjustment clause recoveries. These increases were partially offset by lower kilowatt-hour sales and associated margins from retail and municipal customers. Net income at SWL&P increased over last year due to higher rates implemented the first of this year, and ALLETE’s earnings in ATC were higher than in 2018 primarily due to additional equity investments and period over period changes in ATC’s estimate of a refund liability related to MISO return on equity complaints.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

ALLETE Clean Energy recorded 2019 net income of $12.4 million compared to $33.7 million in 2018. Earnings in 2018 included the sale of a wind energy facility to Montana-Dakota Utilities of $10.2 million and $3.0 million of production tax credits that resulted from the retrospective qualification of additional wind turbine generators in 2016 and 2017. Net income in 2019 included lower revenue resulting from lower non-cash amortization related to the expiration of power sales agreements and higher depreciation expense. These decreases were partially offset by $5.3 million of additional production tax credits generated in 2019 compared to production tax credits generated in 2018 as ALLETE Clean Energy continues to execute its refurbishment strategy.

Corporate and Other businesses, which include BNI Energy and ALLETE Properties, recorded net income of $19.9 million in 2019 compared to net income of $6.2 million in 2018. Net income in 2019 included the gain on sale of U.S. Water Services of $13.2 million after-tax and higher earnings on cash and short-term investments. Net income in 2018 included a $2.0 million after-tax benefit for the change in fair value of the contingent consideration liability.

Details of the Company’s 2020 earnings guidance were filed as part of today’s Form 8-K filing.

Live Webcast on February 13, 2020; financial slides posted on company website
ALLETE’s earnings conference call will be at 10:00 a.m. (EST), February 13, 2020, at which time management will discuss 2019 financial results and 2020 earnings guidance. To participate in the call, analysts are asked to dial 877-303-5852, pass code 8597772, ten minutes prior to the start time and refer to the “ALLETE’s Conference Call Announcing 2019 Financial Results.” All interested parties may listen to the live audio-only webcast accompanied by financial slides, which will be available on ALLETE’s Investor Relations website
http://investor.allete.com/events-presentations. A replay of the call will be available through February 18, 2020 by calling (855) 859-2056, pass code 8597772. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2019 and 2018

	Quarter Ended		Year to Date
	2019	2018	2019	2018
Millions Except Per Share Amounts
Operating Revenue
Contracts with Customer – Utility	$256.3	$270.2	$1,042.4	$1,059.5
Contracts with Customer – Non-utility	45.4	172.4	186.5	415.5
Other – Non-utility	2.9	5.7	11.6	23.6
Total Operating Revenue	304.6	448.3	1,240.5	1,498.6
Operating Expenses
Fuel, Purchased Power and Gas – Utility	94.8	106.9	390.7	407.5
Transmission Services – Utility	14.0	16.8	69.8	69.9
Cost of Sales – Non-utility	18.8	109.4	80.6	218.0
Operating and Maintenance	63.3	86.9	264.3	340.5
Depreciation and Amortization	50.4	52.2	202.0	205.6
Taxes Other than Income Taxes	13.5	14.1	53.3	57.9
Other	—	(2.0)	—	(2.0)
Total Operating Expenses	254.8	384.3	1,060.7	1,297.4
Operating Income	49.8	64.0	179.8	201.2
Other Income (Expense)
Interest Expense	(16.0)	(16.3)	(64.9)	(67.9)
Equity Earnings	6.4	4.5	21.7	17.5
Gain on Sale of U.S. Water Services	3.0	—	23.6	—
Other	4.1	2.1	18.7	7.8
Total Other Expense	(2.5)	(9.7)	(0.9)	(42.6)
Income Before Non-Controlling Interest and Income Taxes	47.3	54.3	178.9	158.6
Income Tax Benefit	(2.3)	(6.8)	(6.6)	(15.5)
Net Income	$49.6	$61.1	$185.5	$174.1
Less: Non-Controlling Interest in Subsidiaries	(0.1)	—	(0.1)	—
Net Income Attributable to ALLETE	$49.7	$61.1	$185.6	$174.1
Average Shares of Common Stock
Basic	51.7	51.5	51.6	51.3
Diluted	51.8	51.7	51.7	51.5
Basic Earnings Per Share of Common Stock	$0.96	$1.19	$3.59	$3.39
Diluted Earnings Per Share of Common Stock	$0.96	$1.18	$3.59	$3.38
Dividends Per Share of Common Stock	$0.5875	$0.56	$2.35	$2.24

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2019	2018		2019	2018
Assets			Liabilities and Equity
Cash and Cash Equivalents	$69.3	$69.1	Current Liabilities	$507.4	$405.1
Other Current Assets	200.2	265.2	Long-Term Debt	1,400.9	1,428.5
Property, Plant and Equipment – Net	4,377.0	3,904.4	Deferred Income Taxes	212.8	223.6
Regulatory Assets	420.5	389.5	Regulatory Liabilities	560.3	512.1
Equity Investments	197.6	161.1	Defined Benefit Pension & Other Postretirement Benefit Plans	172.8	177.3
Goodwill and Intangibles – Net	1.0	223.3	Other Non-Current Liabilities	293.0	262.6
Other Non-Current Assets	217.2	152.4	Equity	2,335.6	2,155.8
Total Assets	$5,482.8	$5,165.0	Total Liabilities and Equity	$5,482.8	$5,165.0

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2019	2018	2019	2018
Millions
Regulated Operations	$40.2	$31.3	$154.4	$131.0

ALLETE Clean Energy	5.9	17.8	12.4	33.7
U.S. Water Services	—	2.7	(1.1)	3.2

Corporate and Other	3.6	9.3	19.9	6.2
Net Income Attributable to ALLETE	$49.7	$61.1	$185.6	$174.1
Diluted Earnings Per Share	$0.96	$1.18	$3.59	$3.38

Statistical Data
Corporate
Common Stock
High	$87.83	$82.82	$88.60	$82.82
Low	$78.25	$72.42	$72.50	$66.64
Close	$81.17	$76.22	$81.17	$76.22
Book Value	$43.19	$41.85	$43.19	$41.85

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	301	304	1,130	1,140
Commercial	347	351	1,390	1,426
Industrial	1,888	1,843	7,277	7,261
Municipal	153	195	672	798
Total Retail and Municipal	2,689	2,693	10,469	10,625
Other Power Suppliers	891	977	3,185	3,953
Total Regulated Utility	3,580	3,670	13,654	14,578

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$31.9	$33.6	$125.9	$126.1
Commercial	33.4	35.5	139.5	141.9
Industrial	117.9	120.3	473.9	465.2
Municipal	9.2	13.1	48.6	54.9
Total Retail and Municipal	192.4	202.5	787.9	788.1
Other Power Suppliers	41.8	43.0	153.7	170.3
Other (Includes Water and Gas Revenue)	22.1	24.7	100.8	101.1
Total Regulated Utility Revenue	$256.3	$270.2	$1,042.4	$1,059.5

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802